

March 5, 2014

<u>Via E-Mail</u>
Bedi Ajay Singh
Chief Financial Officer
News Corporation
1211 Avenues of the Americas
New York, New York 10036

  Re: **News Corporation**
    Form 10-K for the Year Ended June 30, 2013
    Filed September 20, 2013
    Form 10-Q for the Quarter Ended December 31, 2013
    Filed February 7, 2014
    File No. 001-35769

Dear Mr. Singh:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Linda Cvrkel

           Linda Cvrkel
           Branch Chief